Barry Pershkow Partner	Chapman and Cutler LLP 1717 Rhode Island Avenue NW Washington, DC 20036-3026 Tel: 202.478.6492 pershkow@chapman.com

April 22, 2024

FILED VIA EDGAR CORRESPONDENCE

Austin Stanton

David Gessert

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC. 20549

Re:	VS Trust (the “Trust” or “Registrant”)
Post-Effective Amendment No. 3 to the Registration Statement on Form S-1
File No. 333-248430 (the “Post-Effective Amendment”)

Dear Messrs. Stanton and Gessert:

We are writing in response to your letter to Justin Young (a principal of Volatility Shares LLC) dated April 16, 2024, providing comments with respect to the Post-Effective Amendment. Our responses to your comments are set forth herein.

Comment 1: We note that you have incorporated by reference previously filed Exchange Act reports other than those described in paragraphs (a)(1) and (2) of Item 12 of Form S-1. Please tell us why you are incorporating these older filings and on what basis you are able to do so, or revise to remove them.

Response: The Registrant has removed all Exchange Act reports other than those described in paragraphs (a)(1) and (2) of Item 12 of Form S-1 from being incorporated by reference, as reflected in Pre-Effective Amendment No. 1 to the Post-Effective Amendment, filed on April 22, 2024 (the “Pre-Effective Amendment No. 1”).

Comment 2: Reference is made to Exhibit 23.3. Please amend your filing to include a currently dated and signed consent from your independent registered public accounting firm. Additionally, we note your description of Exhibits 5.1 and 8.1. Prior to requesting effectiveness, please file final, signed opinions, not merely a “form of” those exhibits, and revise their descriptions in the exhibit index accordingly. Refer to Section 7 of the Securities Act and Item 601(b)(23) of Regulation S-K for guidance.

Response: A currently dated and signed consent from the Registrant’s independent registered accounting firm has been included with Pre-Effective Amendment No. 1. Additionally, Pre-Effective Amendment No. 1 includes, as Exhibits 5.1 and 8.1, final, signed opinions and the exhibit index has been revised to remove “form of” references.

If you have any questions or comments in connection with the foregoing, please me at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow
Barry Pershkow

cc: Justin Young, Volatility Shares LLC